EXHIBIT 99.2

Galloway Capital Partners, LLC

December 29, 2025

Chicago Rivet & Machine Co.

27755 Diehl Road, Suite 200

Warrenville, IL 60555.

Attn: Gregory D. Rizzo, Chief Executive Officer

Dear Mr. Rizzo:

Galloway Capital Partners, LLC and its affiliates collectively own approximately 6.45% of the outstanding shares of Chicago Rivet & Machine Co. (“Chicago Rivet” or the “Company”). As a significant shareholder, we have conducted extensive analysis of the Company and believe Chicago Rivet is materially undervalued relative to its intrinsic earnings power and strategic position.

In our view, the Company is uniquely positioned to benefit from the Trump Administration’s tariff and protectionist policies, which materially enhance the competitive positioning of domestic manufacturers. Based on our analysis, Chicago Rivet has the potential to generate $4 to $5 per share in sustainable earnings, far in excess of what is currently reflected in the stock price.

While we recognize and respect management’s operational execution, we believe the public markets do not adequately understand the Company’s value proposition, earnings power, or strategic advantages. This disconnect represents a clear opportunity for decisive action. Accordingly, we believe the Company should immediately pursue a more proactive and professional investor relations strategy with more detailed press releases, as well as engaging an experienced Wall Street advisor, to ensure Chicago Rivet is properly positioned and communicated to the institutional investment community.

We want to work constructively with management and the Board to discuss these matters and to advocate for initiatives that we believe are necessary to unlock shareholder value. I would welcome the opportunity to discuss these matters with you. I can be reached at (917) 405-4591 or by email at bgalloway@gallowaycap.com.

Very truly yours,

Bruce Galloway

Chief Investment Officer